UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 16)*

Reata Pharmaceuticals, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

75615P103
(CUSIP Number)

John Bateman
CPMG, Inc.
4215 West Lovers Lane, Suite 100
Dallas, Texas 75209
214-871-6816
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 26, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.: 75615P103	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
CPMG, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D
CUSIP No.: 75615P103	Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS
R. KENT MCGAUGHY, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13D
CUSIP No.: 75615P103	Page 4 of 7 Pages
1	NAMES OF REPORTING PERSONS
ANTAL ROHIT DESAI

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13D
CUSIP No.: 75615P103	Page 5 of 7 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended by adding the following:

This Amendment No. 16 to Schedule 13D (“Amendment No. 16”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Class A Common Stock, $0.001 par value per share (the “Shares”), of Reata Pharmaceuticals, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 2801 Gateway Drive, Suite 150, Irving, TX 75063. This Amendment No. 16 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2016, as amended by Amendment No. 1, filed with the SEC on June 28, 2016, Amendment No. 2, filed with the SEC on July 1, 2016, Amendment No. 3, filed with the SEC on August 9, 2016, Amendment No. 4, filed with the SEC on August 19, 2016, Amendment No. 5, filed with the SEC on December 6, 2016, Amendment No. 6, filed with the SEC on December 20, 2016, Amendment No. 7, filed with the SEC on January 4, 2017, Amendment No. 8, filed with the SEC on March 6, 2017, Amendment No. 9, filed with the SEC on June 23, 2017, Amendment No. 10, filed with the SEC on August 3, 2017, Amendment No. 11, filed with the SEC on November 13, 2017, Amendment No. 12, filed with the SEC on December 29, 2017, Amendment No. 13, filed with the SEC on July 31, 2018, Amendment No. 14, filed with the SEC on December 30, 2020, and Amendment No. 15, filed with the SEC on August 1, 2023 (collectively, the “Schedule 13D”). Capitalized terms used herein and not otherwise defined in this Amendment No. 16 have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

As previously disclosed in Amendment No. 15, on July 28, 2023, the Issuer entered into the Merger Agreement with Parent and Merger Sub.

On September 26, 2023, the Issuer consummated the Merger.  At the effective time of the Merger (the “Effective Time”), (a) each Share and Class B Share (the Shares and Class B Shares collectively, the “Common Stock”) issued and outstanding immediately prior to the Effective Time, was canceled and extinguished and automatically converted into the right to receive $172.50 in cash (the “Merger Consideration”), without interest and subject to any applicable withholding taxes, and (b) each of the Issuer’s outstanding unexercised stock options (“Stock Options”), whether vested or unvested, was automatically canceled and terminated and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the number of shares of the Issuer’s Common Stock underlying such option immediately prior to the Effective Time multiplied by (ii) the amount, if any, by which the Merger Consideration exceeds the exercise price per share of such option, subject to any applicable withholding taxes.

In connection with the Merger, at the Effective Time, the following shares of Common Stock beneficially owned by the Reporting Persons were cancelled and extinguished in exchange for the Merger Consideration:

(A)	160,265 Shares and 307,776 Class B Shares held for the account of Kestrel Fund;
(B)	282,246 Shares and 114,946 Class B Shares held for the account of Willet Fund;
(C)	11,076 Shares and 123,279 Class B Shares held for the account of CD Fund;
(D)	109,415 Shares and 150,186 Class B Shares held for the account of Mallard Fund;
(E)	431,155 Shares and 993,929 Class B Shares held for the account of Yellow Warbler;
(F)	134 Shares and 1,490 Class B Shares held for the account of Redbird Life Sciences Partners;
(G)	37,909 Shares held for the account of Crested Crane;
(H)	442,560 Shares held for the account of Gallopavo;
(I)	748,253 Shares held for the account of Roadrunner Fund;
(J)	334,740 Shares held for the account of Sandpiper Fund;
(K)	137,962 Shares held for the account of Killdeer Fund;
(L)	44,200 Shares held for the account of Barred Owl;
(M)	116,512 Shares held for the account of Nighthawk;
(N)	5,464 Shares held for the account of Elepaio;

SCHEDULE 13D
CUSIP No.: 75615P103	Page 6 of 7 Pages
(O)	34,897 Shares held for the account of UPenn Managed Account; and
(P)	113 Shares and 1,251 Class B Shares held directly by CPMG;

Also in connection with the Merger, at the Effective Time, the following shares of Common Stock and Stock Options beneficially owned by Mr. McGaughy were cancelled and extinguished in exchange for the applicable Merger Consideration:

(A)	25,004 Shares held by Mr. McGaughy;
(B)	278,309 Class B Shares held by Mr. McGaughy;
(C)	35,018 Shares underlying Stock Options held by Mr. McGaughy;
(D)	37,694 Class B Shares underlying Stock Options held by Mr. McGaughy;
(E)	4,591 Shares and 51,095 Class B Shares held by Lagos Trust, of which Mr. McGaughy is trustee and has shared voting and investment control with Emily M. McGaughy; and
(F)	280 Shares and 3,109 Class B Shares held by Traweek Children’s Trust, of which Mr. McGaughy is trustee and has sole voting and investment control.

Also in connection with the Merger, at the Effective Time, 31,467 Shares held by The 2:22 DNA Trust, of which Mr. Desai is trustee and has shared voting and investment control with his spouse, were cancelled in exchange for the Merger Consideration:

As a result of the Merger, the Reporting Persons beneficially own no Shares.

As a result of the Merger, the Shares will be delisted from The Nasdaq Stock Market and deregistered under Section 12 of the Act.

Item 5.	Interest in Securities of the Issuer

Item 5 (a)-(c) and (e) of the Schedule 13D is hereby amended by adding the following:

(a, b) As a result of the Merger, each of the Reporting Persons may be deemed to be the beneficial owner of 0 Shares, which represents beneficial ownership of 0.0% of the Shares outstanding.

(c) The response to Item 4 of this Amendment No. 16 is incorporated by reference herein.  Other than as reported in this Amendment No. 16, none of the Reporting Persons has effected any transaction in the Shares since the most recent filing of Schedule 13D (Amendment No. 15) on August 1, 2023.

(e) As a result of the consummation of the Merger on September 26, 2023, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares. The filing of this Amendment No. 16 represents the final amendment to the Schedule 13D and constitutes an exit filing for each of the Reporting Persons.

SCHEDULE 13D
CUSIP No.: 75615P103	Page 7 of 7 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPMG, INC.

	By:	/s/ John Bateman
Name: John Bateman
Title: Chief Operating Officer

R. KENT MCGAUGHY, JR.
/s/ R. Kent McGaughy, Jr.

ANTAL ROHIT DESAI
/s/ Antal Rohit Desai
September 28, 2023

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).